SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CORPORATE POLICY

RELATED PARTY TRANSACTIONS POLICY OF BRASKEM S.A.

1. PURPOSE	3
2. SCOPE	3
3. REFERENCES	3
4. DUTIES AND RESPONSIBILITIES	3
4.1 SHAREHOLDERS MEETING	3
4.2 BOARD OF DIRECTORS (“Board” or “BoD”)	3
4.3 STATUTORY COMPLIANCE AND AUDIT COMMITTEE	4
4.4 CONTRACTING AREAS	4
4.5 CORPORATE GOVERNANCE AREA	4
5. POLICY	4
5.1 DEFINITION OF RELATED PARTIES OF BRASKEM	4
5.2 IDENTIFICATION OF BRASKEM’S RELATED PARTIES	6
5.3 NEGOTIATION OF RELATED PARTY TRANSACTIONS	6
5.4 ANALYSIS AND GOVERNANCE FOR THE APPROVAL OF RELATED PARTY TRANSACTIONS	7
5.5 PROHIBITIONS	8
5.6 DISCLOSURE OF RELATED PARTY TRANSACTIONS	8
5.7 SITUATIONS INVOLVING POTENTIAL CONFLICTS OF INTEREST	9
6. GENERAL PROVISIONS	10
DEFINITIONS	11

1.           PURPOSE

This Policy establishes the rules and procedures to be followed in transactions between, on one side, Braskem S.A. (“Braskem” or the “Company”) and/or any of its Controlled Companies, and on the other side, any Related Parties of Braskem, as defined in this Policy (“Related Parties”), to ensure that all transactions with Related Parties (“Related Party Transactions”) are conducted under commutative conditions or with appropriate compensatory payment, and carried out with fairness and transparency, in the best interest of the Company and in alignment with ESG best practices, particularly from a corporate governance perspective. This Policy also sets forth procedures to be adopted to ensure impartiality in the decision-making process in situations that may involve potential conflicts of interest.

2.           SCOPE

This Policy applies to Braskem and must be observed by all its Controlled Companies, in Brazil and abroad, for the purposes of compliance with Braskem’s governance practices. Controlled Companies may approve their own policies, in compliance with local governance and legislation, provided that Braskem’s governance and the principles of this Policy are met and that there is no contradiction with its guidelines.

3.           REFERENCES

•	Braskem Bylaws
•	Braskem Code of Conduct
•	PE 1050-00020 – Global Compliance System Policy
•	PE 1050-00021 – Braskem Global Anticorruption Policy
•	PE 1030-00001 – Financial Policy
•	Charters of the Board of Directors of Braskem and its Advisory Committees
•	BRK-DIR-00-000368 – Guideline for Related Party Transactions
•	BRK-DIR-00-000350-PT – Delegation of Authority

4.           DUTIES AND RESPONSIBILITIES

4.1           SHAREHOLDERS MEETING

(a)     Deliberate on Related Party Transactions when within its scope of authority, under Federal Law 6,404/76 and CVM rules.

4.2           BOARD OF DIRECTORS (“Board” or “BoD”)

(a)	To deliberate on Related Party Transactions that fall within its scope of authority, pursuant to the criteria set forth in the Company’s Bylaws; and
(b)	To deliberate on amendments to the content of this Policy.

4.3           STATUTORY COMPLIANCE AND AUDIT COMMITTEE (“CCAE”)

(a)	To assess, prior to the resolution by the Board of Directors, the adequacy of Related Party Transactions subject to the Board’s authority, pursuant to the criteria set forth in the Company’s Bylaws, and to recommend or not their execution;
(b)	To monitor Related Party Transactions entered into by the Company and/or any of its Controlled Companies with any Related Parties of Braskem, whose approval does not fall under the authority of the Board of Directors;
(c)	To monitor compliance with the guidelines established in this Policy; and
(d)	To assess, prior to the resolution by the Board of Directors, any amendments to the content of this Policy and to propose improvements to its provisions when deemed necessary.

4.4           CONTRACTING AREAS

(a)	To report to the Corporate Governance Area all Related Party Transactions whose approval does not fall under the authority of the Board of Directors, by submitting the Related Party Form no later than the 5th business day of the month following the transaction; and
(b)	To report to the Corporate Legal Department and the Investor Relations Area, as soon as possible, when spot or similar transactions (i.e., those not formalized through a specific contract) reach the threshold of R$50 million, to enable their disclosure to the market, in accordance with the deadlines and terms set forth in CVM Resolution No. 80/22.

4.5           CORPORATE GOVERNANCE AREA

(a)	To prepare and keep updated, within the Company’s internal systems, the List of Related Parties, as well as to periodically share the List of Related Parties with the Controlled Companies; and
(b)	To submit to the Statutory Compliance and Audit Committee, on a quarterly basis, for monitoring purposes, a report consolidating the relevant information regarding Related Party Transactions carried out during the period, as reported by the Contracting Areas.

5.           POLICY

5.1	DEFINITION OF RELATED PARTIES OF BRASKEM

A Related Party of Braskem shall be understood as defined under CPC 05 (R1), as amended:

(i)	any individual in one of the following situations:

(a)   holds control of or Significant Influence over Braskem;

(b)   is the Key Person of Braskem, of its controlling shareholder or of the Controlled Companies, with the exception of entities under Braskem's joint control; or

(c)    is a Close Relative of any person indicated in the above items.

(ii)	any legal or other entity (even if unincorporated) in one of the following situations:

(a)   is a controlling shareholder of Braskem;

(b)   is a Subsidiary of Braskem (subject to the exceptions envisaged in this Policy);

(c)    is under the shared control of Braskem, i.e., a subsidiary of Braskem’s parent company;

(d)   holds Significant Influence over Braskem or is controlled by such entity;

(e)   is an Associated Company of Braskem;

(f)    is an Associated Company of Braskem’s parent company;

(g)   is a post-employment benefit plan whose beneficiaries are the employees of Braskem or of such entity;

(h)   is controlled by a person identified in item (i) above;

(i)     is under the Significant Influence of a person identified in item (i) above that holds control of Braskem;

(j)    has as its Key Person (or the Key Person of its parent company) a person identified in item (i) above that holds control over Braskem; or

(k)   renders the services of key management personnel of Braskem or to the parent company of Braskem or is a member of a group of which such supplier entity is a part.

In the classification of a person as a Related Party, (i) any reference to an entity, regardless of its relationship with Braskem, includes the direct or indirect subsidiaries of this entity; (ii) any reference to Braskem’s parent company includes its direct or indirect controlling entities, up to the level of an individual controlling shareholder, where applicable; and (iii) unless expressly stated otherwise in this Policy, any reference to control, subsidiary, or parent company includes full or shared control (i.e., joint control with a third party).

The following shall not be considered a Related Party:

(i)	an entity solely by virtue of having a common Officer or Key Person with Braskem or any of its Controlled Companies, or by virtue of a Key Person of Braskem or any of its Controlled Companies exercising Significant Influence over such entity; and
(ii)	an entity solely by sharing joint control of another entity (joint venture) with Braskem, or solely by holding an equity interest in Controlled Companies, Associates, or Investee Companies of the Company.

In the event of any conflict or questioning between the concept or scope of Related Parties defined in this Policy and that of the PCP 05(R1), as amended, the rules of CPC 05(R1) or any other that may replace it will prevail.

5.2	IDENTIFICATION OF BRASKEM’S RELATED PARTIES

The List of Related Parties shall be made available to the Company’s areas for prior consultation before entering into contracts or transactions of any nature by any Company Member, who must identify and inform Braskem’s Corporate Governance Area whenever such contracts or transactions qualify as a Related Party Transaction.

The List of Related Parties is prepared and periodically updated based on the form completed by the controlling shareholder(s), shareholder(s) exercising Significant Influence over the Company, and Key Persons of the controlling shareholder(s), Braskem, and its Controlled Companies, through which Braskem’s Corporate Governance Area identifies the Related Parties.

5.3	NEGOTIATION OF RELATED PARTY TRANSACTIONS

Related Party Transactions may involve the transfer of resources, provision of services, purchase or sale of goods, or assumption of obligations, whether for consideration or free of charge. Such transactions must be negotiated independently and transparently, under commutative conditions or with appropriate compensatory payment. Whenever possible, potential alternatives to such transactions should be considered to ensure the Company’s best interest.

Transactions must also be supported by reasonable economic and business grounds, representing the best available alternative for Braskem and its Controlled Companies at the time of execution. Related Party Transactions must be formalized in writing, specifying their key characteristics, terms, and other relevant information.

The Company shall establish the appropriate processes and requirements to ensure that corporate restructuring transactions (such as mergers, consolidations, share incorporations, transformations, and spin-offs), involving the Company and/or its Controlled Companies on one side, and Related Parties on the other, are carried out under commutative conditions.

5.4	ANALYSIS AND GOVERNANCE FOR THE APPROVAL OF RELATED PARTY TRANSACTIONS

The execution of any Related Party Transaction must be preceded by review and approval, as applicable, by the General Shareholders’ Meeting, the Board of Directors, or the Contracting Area, in accordance with the Company’s Delegation of Authority Guideline and the provisions of this Policy.

Any Related Party Transaction subject to approval by the Board of Directors or reporting to the Corporate Governance Area, pursuant to this Policy, must be accompanied by the corresponding Related Party Form prepared by the Contracting Area and reviewed by the respective legal support team. This form must specify the key terms and conditions of the transaction, including a description of available market alternatives, the selection process, and the rationale for choosing the Related Party, or the justification for the absence of a selection process, where applicable.

The bodies or individuals responsible for reviewing or approving Related Party Transactions under this Policy may request opinions, reports, and/or valuation assessments from third parties (such as investment banks, law firms, accounting firms, among others), provided such third parties have no involvement or interest in the Related Party Transaction in question, in order to clarify any doubts and/or support the decision-making process.

Except as expressly permitted by this Policy or by the Board of Directors, within its duties and responsibilities, no Related Party Transaction may be executed prior to the completion of its approval as set forth herein, subject to the exemptions provided in this Policy.

Additionally, without prejudice to the treatment required under applicable laws and regulations, including disclosures in the financial statements, the following Related Party Transactions entered into by the Company and/or any of its Controlled Companies shall not be subject to the approvals set forth in this Policy and are exempt from reporting to the Corporate Governance Area, as applicable, provided they are carried out under commutative conditions or with appropriate compensatory payment, and in accordance with the Delegation of Authority Guideline and other applicable Company guidance documents:

•	Confidentiality agreements for the receipt or disclosure of information, provided they do not contain other obligations, such as exclusivity or the execution of additional contracts;

•	Letters of intent, memoranda of understanding, or other non-binding preliminary instruments, provided they do not impose exclusivity obligations or otherwise restrict the activities of the Company and/or any of its Controlled Companies;

•	Sending and receiving product samples up to an individual limit of R$50,000.00 (fifty thousand reais) per production batch, in accordance with the Company’s guidance documentation applicable to this type of transaction;

•	Transactions resulting from compliance with administrative, judicial, or arbitral decisions; and

•	Transactions entered into between Braskem and entities directly or indirectly controlled by Braskem on an individual basis (excluding joint control), as well as transactions entered into between entities directly or indirectly controlled by Braskem on an individual basis (excluding joint control), shall be exempted, except in cases where there is equity participation in the controlled entity by Braskem’s controlling shareholder or by Key Person(s) associated with the controlling shareholder.

The Board of Directors may, upon justified grounds, determine that other Related Party Transactions shall not be subject to the approvals set forth in this Policy, provided that such transactions are carried out under commutative conditions or with appropriate compensatory payment, and that, in their approval process, alternative options to the execution of such transactions are considered whenever applicable.

5.5	PROHIBITIONS

Related Party Transactions shall be prohibited when:

•	they are not in compliance with this Policy, Braskem’s Bylaws, or applicable legislation; or
•	they constitute loans granted in favor of (i) the Company’s controlling shareholder or (ii) Key Persons of (a) the Company and/or (b) its controlling shareholder.

5.6	DISCLOSURE OF RELATED PARTY TRANSACTIONS

For purposes of disclosing the Financial Statements and the information contained in the Reference Form filed with the Brazilian Securities and Exchange Commission (CVM), as well as in the disclosure of Notices regarding Related Party Transactions pursuant to CVM Resolution No. 80/22, the Company shall apply the concepts and rules governing Related Parties as set forth in applicable laws and regulations.

In any disclosures required by applicable law or regulation, Braskem shall provide sufficient information to identify the Related Parties and the subject matter of the Transaction, along with any other required information, in order to enable the Company’s shareholders to monitor and assess management’s activities related to such transactions.

5.7	SITUATIONS INVOLVING POTENTIAL CONFLICTS OF INTEREST

A potential conflict of interest arises when a shareholder, Member, or Key Person of the Company and/or its Controlled Entities is involved in a decision-making process in which their ability to exercise objective and impartial judgment may be compromised due to: (i) having the power to influence the outcome of the decision, and simultaneously (ii) the decision potentially resulting in a gain, benefit, or advantage for themselves, a Close Relative, or a Third Party with whom the shareholder, Member, or Key Person of the Company and/or its Controlled Entities is involved (“Conflict of Interest”).

Given the potential for Conflict of Interest in such situations, the Company and its Controlled Entities shall seek to ensure that all decisions that may result in private gains, benefits, or advantages not shared with the Company and/or its Controlled Entities, for any shareholder, Member, Key Person, Close Relative, or related entities or individuals, are made with full transparency and in alignment with the best interests of the Company and/or its Controlled Entities, as applicable.

Within the scope of the Company’s general shareholders’ meetings, any Conflict of Interest involving a shareholder shall be addressed in accordance with Law No. 6,404/76, taking into account CVM guidance on the matter. If there is strong indication of a potential Conflict of Interest that may lead to disqualification or invalidation of a vote, the chairperson of the shareholders’ meeting shall inquire the shareholder and remind them of their responsibilities, leaving it to the shareholder to assess the existence of a conflict and determine whether they are disqualified from participating in the resolution.

Furthermore, without prejudice to the rules set forth in the Company’s guiding documents addressing Conflicts of Interest, Members and Key Persons of the Company and/or its Controlled Entities who identify the possibility of participating in a decision-making process involving a potential conflict must disclose such potential conflict to their Leader or to the other members of the competent body, as applicable. Additionally, such Members and Key Persons must refrain from participating in discussions on the matter and must abstain from negotiating, evaluating, expressing opinions, approving, voting, or otherwise influencing the handling or approval of the respective matter within the Company and/or its Controlled Entities, as applicable.

If requested by the members of the competent body, Key Persons in a Conflict of Interest situation may participate in discussions to provide further information regarding the matter and the parties involved, but must withdraw from the remainder of the discussion and the voting process.

If any Member or Key Person of the Company and/or its Controlled Entities stands to obtain a private gain, benefit, or advantage not shared with the Company and fails to disclose such situation, any other person aware of the matter must do so. The Member’s Leader or the competent body shall then assess the situation collectively.

Any disclosure regarding the characterization of a potential Conflict of Interest and the resulting abstention from voting by the Key Person must be recorded in the minutes of the respective meeting.

Without prejudice to the foregoing, in situations where a Conflict of Interest involving any Member or Key Person of the Company and/or its Controlled Entities is identified and disclosed, the rules set forth in the Company’s guiding documents on Conflicts of Interest and other applicable governance documents of Braskem must also be observed.

6.           GENERAL PROVISIONS

Members are responsible for knowing and understanding all applicable Guiding Documentation. Likewise, Leaders are responsible for ensuring that their team members understand and comply with the Company’s applicable Guiding Documentation.

Members who have questions regarding this Policy, including its scope, terms, or obligations, should contact their Leader or Braskem’s Corporate Governance department.

If any Member or Third Party becomes aware of a potential violation of this Policy, they must immediately report the suspected violation through the Ethics Line Channel.

Violations of any of the Company’s Guiding Documentation may result in serious consequences for Braskem and the Members involved. Therefore, failure to comply with this Policy or failure to report a violation may result in disciplinary action against the Member(s) involved.

Braskem Board of Directors

DEFINITIONS

Below are the definitions of the capitalized terms used in this Policy:

“Managers”: members on the Board of Directors and Statutory Board of Executive Officers.

“Contracting Area”: the department that initiates or intends to engage in a Related Party Transaction.

“Braskem” ou “Company”: Braskem S.A.

“Affiliate”: an entity over which a person has Significant Influence without exercising Control.

“Statutory Compliance and Audit Committee” or “CCAE”: a statutory and permanent advisory body to Braskem’s Board of Directors, with responsibilities set forth in its Internal Regulations and subject to Law No. 6,404/76, CVM Resolution No. 23/21, and the Sarbanes-Oxley Act.

“Board of Directors” ou “BoD”: Board of Directors of Braskem S.A.

“Controlled Company(ies)”: entities in which Braskem, directly or through other Controlled Companies, holds rights that permanently ensure dominance in corporate resolutions and the power to appoint the majority of the Managers.

“CPC-05 (R1)”: Technical Pronouncement issued by the Brazilian Accounting Pronouncements Committee, approved by CVM Resolution No. 642/2010, regarding required disclosures in the balance sheet and income statement related to transactions and balances with related parties.

“Delegation of Authority Guideline”: guiding document of the Company that establishes approval levels for transactions and commitments with third parties, based on position and geographic region where the Company and its Controlled Companies operate.

“ESG”: acronym for Environmental, Social, and Governance, referring to the adoption of best practices in these areas.

“Related Party Transaction Form”: a form made available by the Corporate Governance department through the Company’s internal systems, to be completed and submitted by the Requesting Areas to support the review of the terms and conditions of Related Party Transactions by the CCAE and the BoD, or to report Related Party Transactions that, due to their value, fall within the scope of the Company’s Delegation of Authority Guideline.

“GC”: the Company’s Corporate Governance department.

“Significant Influence”: the power to participate in the financial and operating policy decisions of an entity without having control over those policies. Significant Influence may be obtained through equity interest, statutory provisions, or shareholder agreements. When an investor holds, directly or indirectly, twenty percent or more of the voting power of an investee, it is presumed to have Significant Influence, unless clearly demonstrated otherwise. Conversely, if the investor holds less than twenty percent, it is presumed not to have influence. Evidence of Significant Influence may include: (a) representation on the board of directors or executive management of the investee; (b) participation in policy-making processes, including decisions on dividends and other distributions; (c) material transactions between the investor and the investee; (d) interchange of managerial personnel; (e) provision of essential technical information.

“Member”: any individual working at Braskem and/or any of its Controlled Entities, at any level, including employees, executives, board members, directors, interns, and apprentices (as applicable in each geographic location).

“Key Persons”: individuals who have authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any Manager (executive or non-executive) of the entity.

“Close Relative”: family members who may be expected to influence or be influenced by the individual in their dealings with the entity, including: (a) the individual’s children, spouse or partner; (b) the children of the individual’s spouse or partner; and (c) dependents of the individual, their spouse or partner.

“CVM Resolution No. 80/22”: refers to CVM Resolution No. 80, dated March 29, 2022.

“Third Party(ies)”: any individual or legal entity that is not a Member and acts on behalf of, in the interest of, or for the benefit of Braskem and/or any of its Controlled Entities, provides services or supplies goods, or is a business partner directly involved in obtaining, retaining, or facilitating business, or in conducting affairs of Braskem and/or such Controlled Entities, including, without limitation, distributors, agents, brokers, customs brokers, intermediaries, supply chain partners, consultants, resellers, contractors, and other professional service providers.

“Related Party Transaction(s)” or “Transaction(s)”: any transaction that results in the transfer of resources, services, or obligations between, on one side, the Company and/or any of its Controlled Entities, and on the other, any Related Parties of Braskem, regardless of whether a price is charged in return.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.